DB



SE   19006321

Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Financo Securities, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

600 Madison Avenue - 2nd Floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott D. Abrams   (212) 593-8000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg, & Carbonella, CPA, P.C.

(Name – if individual, state last, first, middle name)

278 Route 34	**Matawan**	**New Jersey**	**07747**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Public



OATH OR AFFIRMATION

I, Scott D. Abrams _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financo Securities, LLC _____ , as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

FINOP

Title

Notary Public 2|22|19

DOROTHY V LABATTAGLIA
Notary Public – State of New York
NO. 01LA6367587
Qualified in Kings County
My Commission Expires Nov 20, 2021

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

FINANCO SECURITIES, LLC
Statements of Financial Condition
December 31, 2018

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew L Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Financo Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Financo Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Financo Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Financo Securities, LLC's management. Our responsibility is to express an opinion on Financo Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Financo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Financo Securities, LLC auditor since 2015.
Matawan, NJ
February 21, 2019

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559

FINANCO SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

	2018
Assets	
Cash	$ 63,495
Accounts Receivable	35,423
Prepaid Expenses	2,614
Total Assets	$ 101,532
Liabilities and Member's Equity	
Accrued Expenses	$ 28,961
Member's Equity	
Member's Equity	72,571
Total Liabilities and Member's Equity	$ 101,532

The accompanying notes are an integral part of these financial statements.

1 – Organization and Nature of Operations of Business

Financo Securities, LLC (the "Company"), is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a limited liability company with the State of Delaware on August 23, 2012, and became a broker-dealer on March 12, 2014 and is wholly-owned subsidiary of Financo, LLC (the "Parent" and sole "Member").

The Company engages in investment banking, financial advisory, capital-raising services, equity private placements, and merger and acquisition advice. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2 – Significant Accounting Policies

Basis of presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue recognition
Effective January 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The

Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Significant judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at the end of the year. Based on management's assessment of the credit history with clients having outstanding balances and current relationships with them it has been concluded that realization of losses on balances outstanding at year-end will be immaterial.

Income taxes

The Company is a single-member limited liability company that will be treated as a disregarded entity for tax purposes. Its income is includes in the Parent's tax return, as such, there is no income tax provision required on these financial statements. The Parent is subject to New York City Unincorporated Business Tax for the Company's income; therefore, the Company calculates the provision for income taxes on a standalone basis by applying the statutory tax rate to its income before taxes per books. This hypothetical tax provision is paid to the Parent for reporting and its payment to the tax authority.

3 – Fair Value Measurement

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2018, none of the assets and liabilities was required to be reported at fair value on a recurring basis. The carrying value of non-derivative financials instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial statements. There were no changes in methods or assumptions during the year ended December 31, 2018.

4 – Commitments and Contingent Liabilities

The Company has evaluated commitments and contingencies in accordance with FASB ASC 440, *Commitments*, and FASB ASC 450, *Contingencies*. Management has determined that no significate commitments and contingencies exists as of December 31, 2018.

5 – Concentrations of Credit Risk for Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

6 – Guarantees

FASBC ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As December 31, 2018, the Company had net capital of $34,534 which exceeded requirements by $29,534. The Company's net capital ratio was .84 to 1.

8 – Related Party Transactions

The Company entered into an expense sharing agreement with the Parent. This Administrative Services Agreement with the Parent to provide personnel, premises, administrative, and financial related services. This agreement shall remain in effect until terminated by either party. All amounts due and owing under this agreement have been paid in full during 2018 and there is no

balance outstanding among the parties as of December 31, 2018. For the period from January 1, 2018 to December 31, 2018, the amount paid by the Company under this agreement was $21,000.

The Company also pays certain income tax to the Parent during the year ended December 31, 2018. The amount paid was $199,950.

9 – Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 21, 2019, its financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would require to be recognized in the financial statements as of December 31, 2018.